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13012524

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50009

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7310 DOVER COURT
(No. and Street)

PARKLAND (City) FL (State) 33067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC GLAZER (954) 464-3789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

407 LINCOLN RD., SUITE 2D (Address) MIAMI BEACH (City), FL (State) 33139 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/13

OATH OR AFFIRMATION

I, Marc Glazer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAE Investments, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Tammy Cartwright
My Commission EE148769
Expires 11/27/2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAE INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
407 Lincoln Road – Suite 2D
Miami Beach, Florida 33139
(305) 672-1230

INDEPENDENT REGISTERED AUDITORS' REPORT

Board of Directors and Stockholder of
JAE Investments, Inc.
Parkland, Florida

We have audited the accompanying statement of financial condition of JAE Investments, Inc. as of December 31, 2012 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JAE Investments, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Miami Beach, Florida
February 21, 2013

Baum & Company PA

JAE INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2012

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 135,933
Commission receivable	3,265
Marketable securities	7497
Total Current Assets	146,695
Property and equipment (net of accumulated depreciation of $10,803)	- 0 -
Total Assets	$ 146,695

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable & accrued expenses	$ 25,000
Stockholder's equity	
Common stock, par value $1.00, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	23,500
Retained earnings	97,195
Total Stockholder's equity	121,695
Total liabilities and stockholder's equity	$ 146,695

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenues	$ 46,994
Operating expenses	
Professional fees	3,4325
Compensation and other benefits	65,000
Other operating expenses	13,884
Total operating expenses	82,309
Net (loss) before other income	(35,315)
Other income	
Interest income and gains on marketable securities	158
Net (loss) before provision for income taxes	(35,157)
Provision for income taxes	- 0 -
Net (loss)	($ 35,157)

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash Flows from operating activities:	
Net (loss)	($35,157)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Net change in value of marketable securities	(144)
Changes in assets and liabilities:	
Decrease in commissions receivable	3,235
Net cash used by operating activities	(32,066)
Net decrease in cash	(32,066)
Cash and cash equivalents - beginning	167,999
Cash and cash equivalents - ending	$ 135,933
Supplemental cash flow disclosures:	
Income taxes paid	$ - 0 -
Interest expense paid	$ - 0 -

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/11	1,000	23,500	$ 132,352
Net (loss)	- 0 -	- 0 -	(35,157)
Balance - 12/31/12	$ 1,000	$23,500	$ 97,195

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on December 5, 1996 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as an non-carrying broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

B.) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements.

D.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Revenue Recognition

The Company is on the accrual basis of accounting. The Company, due to the materiality of commissions, has recognized commission income in the month earned, rather than the in the period received.

G.) Recent Accounting Pronoucements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the company's results of operations, financial position or cash flows.

NOTE 2 NET CAPITAL

FINRA imposes certain restrictions on the Company, the most significant of which is to maintain a minimum net capital of $45,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment are depreciated over their useful lives utilizing the straight-line method over their useful lives of approximately 5-7 years. Depreciation for the year ended December 31, 2012 was $ - 0 -

NOTE 6 MARKETABLE SECURITIES

Investments are valued at fair market value in accordance with ASC 820. This year's increment in market value of $ 144 was reflected as other income in the current year's statement of income.

NOTE 7 RELATED PARTY TRANSACTIONS

In 2012, the Company compensated its President and sole shareholder in the form of various expenditures for insurance, automobile lease payments and retirement pension plan contributions. There was no salary for 2012. The shareholder of the Company provides office facilities for the Company's operation at no charge.

NOTE 8 RETIREMENT PLAN

The Company has approved an employee benefit plan named " JAE Investments, Inc. Defined Benefit Pension Plan and Trust" with an effective date commencing January 1, 2006. The Pension Plan's maximum amount of contribution is determined by an actuary using certain mortality and interest rate assumptions. Effectively, the amount of the employer's contribution is discretionary, thus any amount from zero to the maximum as determined actuarially is allowable under the plan's provisions. In the year ended December 31, 2012, it was estimated that the accrued benefit would be at least $ 25,000.

NOTE 9 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

JAE INVESTMENTS, INC.

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT
DECEMBER 31, 2012

Total assets	$ 146,695
Less: liabilities	25,000
Net capital before other charges	121,695
Charges against capital	
Unallowable commission receivable	(3,265)
Haircut on marketable securities	(375)
Haircuts on money market	(2,719)
	(6,359)
Net capital	115,336

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
DECEMBER 31, 2012

Net capital	$ 115,336
Net capital required	45,000
Excess net capital	$ 70,336

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2012

Net capital per Audited Financial Statements	$ 115,336
Net capital per Focus Report - Part II A	115,336
Net Difference	$ - 0 -

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.

Schedule IV
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTIVENESS
DECEMBER 31, 2012

Total liabilities from statement of financial condition	$ 25,000
Percentage of aggregate indebtedness to net capital	21.68 %

BAUM & COMPANY, P.A.
Certified Public Accountants
407 Lincoln Road – Suite 2D
Miami Beach, Florida 33139

JAE Investments, Inc.
Parkland, Florida

In planning and performing our audit of the financial statements of JAE Investments, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and their practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies , in internal control that is less severe than a material weakness, yet important enough to merit attention with those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding its securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for these purposes in accordance with the Securities Exchange Act of 1934 and related regulations , and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specific parties.

Miami Beach, Florida
February 21, 2013

Baum & Company PA.